Filed by Clearwire Corporation Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: New Clearwire Corporation
Commission File Number 1-34196
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
          In connection with the proposed transactions with Sprint Nextel Corporation, a Kansas Corporation (“Sprint”), Intel Corporation, a Delaware corporation (“Intel”), Google Inc., a Delaware corporation (“Google”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“Time Warner Cable”), and Bright House Networks, LLC, a Delaware limited liability company (“Bright House” and, collectively with Intel, Google, Comcast, Time Warner Cable and Bright House, the “Investors.”), Clearwire Corporation (“Clearwire”) filed a definitive proxy statement concerning the transactions with the U.S. Securities and Exchange Commission (the “SEC”) on October 17, 2008. The definitive proxy statement was mailed to stockholders beginning on October 21, 2008. STOCKHOLDERS OF CLEARWIRE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.
          Investors and security holders may obtain free copies of the proxy statement and other documents filed with the SEC by Clearwire through the web site maintained by the SEC at www.sec.gov. Free copies of the definitive proxy statement and Clearwire’s other filings with the SEC also may be obtained from Clearwire, by directing a request to Investor Relations at (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire’s website at www.clearwire.com.
          Clearwire, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Clearwire’s stockholders with respect to the transactions contemplated by the definitive agreement between Sprint, the Investors and Clearwire. Information regarding Clearwire’s directors and executive officers is contained in Clearwire’s Annual Report on Form 10-K for the year ended December 31, 2007 and its definitive proxy statement filed with the SEC on April 29, 2008 for its 2008 Annual Meeting of Stockholders, which are filed with the SEC. You can obtain free copies of these documents from Clearwire using the contact information set forth above. Additional information regarding interests of such participants are included in the definitive proxy statement that was filed with the SEC and are available free of charge as indicated above.
Forward-Looking Statements
          This filing contains forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements about future revenue, profits, cash flows and financial results, the market for Clearwire’s services, future service offerings, change of control, industry trends, client and partner relationships, Clearwire’s operational capabilities, future financial structure, uses of cash, anticipated dilution or accretion of acquisitions or proposed transactions. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the ability of Clearwire to successfully integrate the businesses of Clearwire and its acquisitions or partners; the effectiveness of Clearwire’s implementation of its business plan, the market’s acceptance of Clearwire’s new and existing products and services, risks associated with management of growth, reliance on third parties to supply key components of Clearwire’s services, attraction and retention of employees, variability of quarterly operating results, competitive factors, other risks associated with acquisitions, changes in demand for Clearwire’s service or product offerings, financial stability of Clearwire’s customers, the ability of Clearwire to meet its contractual obligations to customers, including service level and disaster recovery commitments, changes in government laws and regulations; risks associated with rapidly changing technology; the risk that the transactions described above are not consummated; as well as the other risks identified in Clearwire’s filings with the SEC, including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q, copies of which may be obtained by contacting Clearwire’s Investor

Relations department at (425) 216-4735 or at Clearwire’s web site at www.clearwire.com. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in Clearwire’s expectations after the date of these filings.
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On November 10, 2008, Clearwire Corporation held a conference call to discuss its third quarter earnings results. A copy of the transcript of the call follows.
CORPORATE PARTICIPANTS
Mary Ekman
Clearwire Corporation — VP, IR
Ben Wolff
Clearwire Corporation — CEO and Director
Perry Satterlee
Clearwire Corporation — President and COO
John Butler
Clearwire Corporation — CFO
CONFERENCE CALL PARTICIPANTS
Jonathan Atkin
RBC Capital Markets — Analyst
Ric Prentiss
Raymond James & Associates — Analyst
Simon Flannery
Morgan Stanley — Analyst
Eric Kainer
ThinkPanmure — Analyst
PRESENTATION
Operator
Operator: Good day, ladies and gentlemen, and welcome to the Q3 2008 Clearwire Corporation earnings conference call. My name is Antoine, and it will be my pleasure to be your operator for today. At this time, all participants are in a listen only mode. We will conduct a question and answer session towards the end of this conference.. I would now like to turn the call over to Mary Ekman. Please proceed, ma’am.
Mary Ekman — Clearwire Corporation — VP, IR
Thank you Antoine, and good morning, ladies and gentlemen. I’m Mary Ekman, Vice President Investor Relations with Clearwire, and I would like to welcome you to our third quarter 2008 financial results conference call. With me today are Ben Wolff, Chief Executive Officer; Perry Satterlee, President and Chief Operating Officer; John Butler, Chief Financial Officer; John Saw, Chief Technology Officer; and Hope Cochran, Senior Vice President Finance and Treasurer.
During today’s call, Ben will review Clearwire’s key results and accomplishments, as well as provide an update on our pending Sprint transaction. Perry will discuss our WiMAX market progress, as well as business results and operating metrics for the quarter, and John Butler will highlight the key drivers behind our third quarter financial results. Following our prepared remarks, we will open the lines for your questions. This morning’s call is scheduled to last approximately 45 minutes including Q&A. As reminder to all listener, today’s call is being webcast live on the Clearwire investor relations website and will be archived on that site and available for replay shortly after we conclude. Hopefully, you have all had an opportunity to read the earnings release we issued earlier this morning, which provides detailed financial information on Clearwire Corporation’s 2008 third quarter results.
Today’s call may contain forward-looking statements reflecting management’s beliefs and assumptions concerning future events and trends in, or expectations regarding, financial results. Forward-looking statements include, among other things, our future financial and operating performance and financial condition, including projections and targets for 2008 and subsequent periods, subscriber growth, network development and launch plans, strategic plans and objectives, proposed transactions, and the need for additional financing. These forward-looking statements are all based on currently available operating, financial and competitive information, and are subject to various risks and uncertainties. Listeners are cautioned not to put undue reliance on any forward-looking statements as they are not a guarantee of future performance. Please refer to our press release and our filings with the SEC for more information concerning risk factors that could cause actual results to differ materially from those in the forward-looking statements. The Company assumes no obligation to update any of these forward-looking statements. Additionally, a reconciliation of any non-GAAP financial measures discussed on this call can be found in our press release. At this time I would like to turn the call over to Ben Wolff..
Ben Wolff — Clearwire Corporation — CEO and Director
Thank you, Mary. In the midst of almost daily momentous news about the economy and the capital markets, at Clearwire we have maintained our strategic vision for the future, to build the nation’s first wireless network that can deliver consumers, true mobile broadband and an entirely new internet experience. While there is a tremendous amount yet to accomplish, much has already been proven. In the third quarter, our performance reflected continued focus and progress across the key priorities that we outlined for you on our last earnings call, and we are going to speak to each of those priorities again, today. I will begin with an update on our pending combination with Sprint’s WiMAX business, coupled with the $3.2 billion capital infusion from our strategic investor group, including Google, Intel, Comcast, Time Warner Cable, and Bright House Networks. We have been making great progress since we spoke with you last quarter, and some important transaction milestones have been achieved.
First, in mid August, we completed the work necessary to file our preliminary S4 registration statement and proxy solicitation materials. Following a brief review period with the Securities & Exchange Commission, we filed our definitive proxy statement on October 17th, and on October 21st, we began mailing the proxy materials to our stockholders. The mailing has now been completed, and we have scheduled a special meeting of stockholders for November 20th, a week from Thursday, for Clearwire shareholders to vote on the transaction.
Most of you saw the announcement last week that the Federal Communications Commission unanimously approved the Clearwire Sprint transaction. In the words of FCC Chairman Martin, Clearwire’s approach to open networks will spur innovation and give greater choice and improved services to consumers. We were gratified by the overwhelming support this transaction attracted while under consideration by the FCC, and the unqualified support and expeditious consideration given to the transaction by the FCC Commissioners, FCC staff, and members of Congress. At this time, no further action is required by any governmental agency.
Navigating successfully through all of the necessary regulatory approvals in the less than six months since first announcing the definitive agreement, in May, is a tremendous milestone for us. We are making progress on all final closing steps as expeditiously as possible, as we continue to work toward closing the transaction before the end of this year.
In parallel with working to close the transaction, we have also been moving ahead with the key decisions necessary to hit the ground running, post closing. Integration planning during the third quarter focused on a variety of organizational and operating issues, including the new Company’s organizational structure, market launch prioritization, and branding. And, I want to update you on our progress in each of these areas.
First, we are fortunate to have tremendous talent and bench strength to lead Clearwire and implement our ambitious growth plans going forward, post closing. I am very pleased that Sprint’s two most senior WiMAX leaders, Barry West and Atish Gude, will be relocating to Seattle to join our senior team. Barry will be President and Chief Architect of the new Company, and Atish will serve as Senior Vice President and Chief Marketing Officer. Together with current Clearwire leaders, Perry Satterlee, Gerry Salemme, Scott Richardson, John Saw, Broady Hodder, Hope Cochran, and Scott Hopper, our senior team will leverage the experience and expertise of both organizations. As most of you know, after serving as our Chief Financial Officer for nearly four years, John Butler will be leaving Clearwire once the Sprint transaction closes. I would like to take this opportunity to publicly thank John, on behalf of myself, our team, and our board, for his important contributions to Clearwire during his tenure. We are in the middle of an external search for our next CFO, and we look forward to introducing that individual to you as soon as the search process is completed.
The infusion of $3.2 billion in committed capital by our strategic investor group, will give Clearwire the resources and runway necessary to rapidly embark on new market deployments, and the accelerated conversion of our existing markets to mobile WiMAX technology. Our integration planning team, in conjunction with our partners at Sprint, has made considerable progress developing a prioritized schedule for market builds and market conversions. We expect this build plan to leverage the combined assets and progress of both Clearwire and Sprint, and to focus on the top 100 US markets, together with the suburban and rural areas that are proximate to the top 100 markets. We expect to finalize our mobile WiMAX market deployment schedule shortly after closing the transaction.
Our new market deployments will be enabled by the robust pipeline of cell sites we currently have in various stages of development, all of which have been designed to support mobile WiMAX network infrastructure. This network pipeline includes the nearly 14 million POPs currently covered by our domestic pre-WiMax markets, and the approximately 6 million POPs in development across our first four, planned mobile WiMAX markets of Portland, Atlanta, Las Vegas, and Grand Rapids. When you add in Sprint’s recently launched Baltimore market, as well as all of the additional mobile WiMAX POPs that both Clearwire and Sprint have in various stages of design and development, the combined Company has markets throughout the US under development today covering more than 100 million people.
The launch of mobile WiMAX services provides an exciting opportunity to convey through brand and marketing messages that Clearwire will be delivering a truly revolutionary customer experience. We think it is critical that the branding and marketing of our next generation services be simple and innovative, and that it resonate with customers. We want to clearly communicate the unprecedented combination of speed and mobility, in a way that is immediately recognizable and engaging. While I can’t share the specific details with you today, I can say, that in conjunction with rolling out our service in Portland, we plan to unveil a brand and go-to-market strategy that we believe will ignite consumer awareness and greatly differentiate our services.
We believe that by building the first nationwide 4G network which will deliver true broadband mobility, we are well positioned to meet the ever growing consumer demand for mobile data. If you look at global trends, Informa has projected worldwide mobile data service revenue to exceed $200 billion this year, a nearly 30% increase over 2007. According to research done by Analysys Mason, 47% of all broadband subscribers in Europe will access the internet through mobile networks by 2013, and in that same five year horizon, they project nearly a quarter of all broadband equipped households could be using mobile networks as their primary data connection.
The US is also gaining tremendous traction as evidenced by wireless data revenues of more than $15 billion in the first half of this year, according to CTIA, up 40% over the same period in 2007. Data revenues now account for 20% of total service revenues for wireless carriers, with 95 million US wireless subscribers paying for internet connectivity over today’s existing wireless networks, as of the first quarter of this year.
Apple’s launch of the iPhone is demonstrating that advancements in devices and user interfaces accelerate demand for mobile data. The better the experience, the more customers use it. Earlier this year, Google stated it received 50 times more search requests on iPhones than on other mobile handsets, and this has been proven out by the evolution in residential internet access moving from dial-up to broadband. It clearly follows that more speed drives higher usage and customer demand.
We believe these converging market forces provide a tremendous opportunity for growth in an industry where mobility, speed, and network capacity will become crucial points of differentiation for wireless networks of the future.
•	With mobile WiMAX technology capable of delivering peak data rates of more than 15 megabits per second today to an end user device,

•	with some 480 WiMax enabled products in development by more than 80 global vendors, and

•	with more than 100 megahertz of spectrum in most markets across the country, enabling unparalleled network capacity, we believe Clearwire will be uniquely positioned to deliver a next generation, mobile broadband experience to our customers, well beyond what is achievable by any other wireless network in service today.
The solid third quarter financial results we have reported are a direct result of our continuing focus on operational efficiencies, to enhance profitability at the market level and to wisely manager our cash resources as we work towards closing our pending combination with Sprint. Clearwire ended the third quarter with a total of 33 markets, achieving market EBITDA positive, and all of our US operating markets as a group achieved a market EBITDA margin of 13%, after turning market EBITDA positive just last quarter. Our initial 25 markets, the class of markets having the most maturity and the strongest penetration, posted a record market EBITDA margin of 37% for Q3.
As we shared with you last quarter, we slowed new customer acquisitions in our pre-WiMAX markets in order to focus our resources on new mobile WiMAX market deployments, upgrade of our existing markets to mobile WiMAX technology, and further enhancing profitability in our current markets. Clearwire ended the third quarter with just under 470,000 total subscribers across 50 markets. 35% year-over-year subscriber growth, in combination with record ARPU resulting from an increase of more that $3.00 over the same quarter last year, led to consolidated revenue growth of 47% for the quarter just ended. Continued operational focus on managing expenses across the business helped us deliver the fourth consecutive quarter of narrowing adjusted EBITDA losses in Q3. We manage and evaluate our business by focusing on two discrete efforts, operation of existing markets and development of future markets. Significantly, only about 15% of our $72.9 million third quarter adjusted EBITDA loss was driven by our current US market operations, while the other, approximately 85%, went toward development of future markets and to our international efforts.
With that, I would like to turn the call over to Perry Satterlee for a review of our operating highlights and key metrics for the third quarter.
Perry Satterlee — Clearwire Corporation — President and COO
Thank you, Ben. I would like to start with an update on the progress we are making in our transition to becoming a mobile WiMAX service provider.
Development of our first WiMAX market, Portland, Oregon, is progressing very well. The construction phase is largely complete with coverage of 680 square miles, and over 1.6 million people. Over the last several months, we have been running a technical trial with a group of over 200 participants, using both residential and mobile services, and feedback from this first wave of users has been positive. Our field testing has shown that the mobile WiMAX network is delivering high-speed data through-put and solid in-building penetration, and is providing a unique and differentiated customer experience relative to today’s 3G networks. We are also on track with the development of a robust distribution network that will include big box retailers, independent dealers, company retail stores and direct selling forces. Assuming the close of the Sprint transaction by year end, we will begin adding customers to our mobile WiMAX network in Portland in December, with a full commercial launch planned for early Q1. Our Portland network will be a template for future markets by launching with coverage across the majority of the metro area delivering mobile WiMAX services to residents where they work, live, and play. Coverage will continue to expand in the months following the launch, giving us even more robust coverage over time. We are excited by the progress being made on all fronts in Portland, and are looking forward to the first of many successful mobile WiMAX market launches.
We continued to meet our internal development milestones for new mobile WiMAX markets during the third quarter. We have also accelerated the process of evolving the brand, finalizing common network architecture, aligning back-office systems, and consolidating subscriber devices while integrating the two organizations. We see tremendous benefit in leveraging the collective strength of the new Company by launching the next wave of mobile WiMAX markets in a consistent fashion with an integrated organization that scales in these important areas. As Ben mentioned earlier, shortly after closing, we expect to finalize the timing and prioritization of our new markets for 2009 and 2010.
As we shared with you last quarter, the considerable upgrade for our customers in terms of speed, available end user devices, features and overall experience, prompted our decision to convert our pre-WiMAX operating markets to mobile WiMAX technology as soon as possible. During the month of October, we successfully completed a mobile WiMAX overlay in the core of our Bellingham, Washington market. This first technical conversion successfully demonstrates the key tenets of our overlay strategy — rapid deployment, minimal disruption to pre-WiMax customers, and efficient leverage of the existing infrastructure. The two network technologies are operating side by side, and we have been able to utilize our pre-WiMax sites and related infrastructure such as tower, antenna, power, and backhaul, to deploy the overlay. This has translated to savings in both time and expense for the conversion process. We believe that the results that we have seen thus far in Bellingham, reinforce our expectation that mobile WiMAX upgrades to the bulk of our pre-WiMAX networks can be completed by the end of 2009.
During the second quarter of this year, we decided to moderate our spend in subscriber growth in order to focus our resources on both new mobile WiMAX markets and the accelerated conversion of our existing markets. As Ben and I highlighted earlier, both of these efforts are proceeding as expected. With a reduced amount of sales and marketing activity, consolidated net subscriber additions on the pre-WiMAX networks were largely flat with 8,300 net adds during the quarter. This brings our total number of ending subscribers for the quarter to 469,000, which represents a 35% subscriber growth rate from the third quarter of last year.
The planned reduction in sales and marketing spend has positive impacts on the profitability of the markets, and while net growth has flattened as we prepare to launch our mobile WiMAX markets, we are still able to capitalize on the word of mouth momentum in the markets to drive top line results. Illustrating this point is a reduction in year-over-year spend which outpaced the reduction in gross adds by nearly 2 to 1, and the quarter-over-quarter reduction in spend, which outpaced the reduction in gross adds by nearly 3 to 1.
In Q3, consolidated ARPU reached another record high of $40.43, which reflects an increase of over $3.00 from the same period in 2007, and a sequential quarterly increase of $1.15. The strong growth in ARPU is the result of our emphasis on pricing stability, premium plan loading, and the prudent use of promotional offers. This emphasis is contrary to the pricing strategy employed by some of our larger competitors in recent quarters, which has lead to a decline in their broadband service ARPU. Our growth in ARPU during the last year, also illustrates the strength of a differentiated offering that combines residential and mobile broadband services along with residential voice.

During last quarter’s earnings call, we projected churn would increase through the second half of the year as we continue to navigate a challenging consumer economy and as we moderate our advertising spend and customer growth in our markets. As a result of these factors, domestic churn was 2.8% for the quarter, which is up from 2.3% last quarter, and 2.1% during the same period in 2007. Consolidated churn in Q3 was 3%, compared with 2.6% last quarter, and 2.3% during the same period in 2007.
The tightening consumer economy is manifesting itself in several ways that are impactful to the business, whether it’s an increase in credit card default rates or the delinquency of utility service bills, when money is tight. A recent Wall Street Journal article highlighted the growing rate of shut-offs by gas and power suppliers across the country. In some regions, the number of utility shut-offs have grown by 78%, compared to last year. With a continued reduction in sales and marketing spend, together with any effects of the unpredictable macroeconomic environment, we currently expect consolidated churn to remain in this range for the rest of the year.
Consolidated CPGA for Q3 was $360, which is down from the $404 of last quarter, and down over $100 from the $462 during the same period last year. Reduction in CPGA is both a function of our deliberate efforts to moderate spending and a natural result of our long-standing emphasis of driving efficiency and profitability in our operating markets. This quarter’s CPGA performance is also illustrative of the flexibility of the Clearwire business model, which has proven to be adaptive in both the shifting industry landscape and the evolution of our Company’s strategic direction. As we touched on in last quarter’s call, with the launch of our mobile WiMAX markets, we will see an increase in spend as we build a distribution channel and begin to build awareness in the market.
We reported to you last quarter that we reached an important milestone when all of our US operating markets, as a group, achieved Market EBITDA positive for the first time. The domestic markets continued this positive trend in Q3, posting a Market EBITDA margin of 13% for the group, which is up from the 4% in the previous quarter.
Our 25 initial markets continue to improve across multiple performance metrics after last quarter’s significant milestone of all 25 reaching Market EBITDA positive. The market EBITDA margin of the group grew steadily to 37% in Q3, which is up from 34% in Q2, and up from 10% in the third quarter of 2007. CPGA in the initial markets was $293 in Q3, compared to $329 last quarter, and $391 in the third quarter of 2007. ARPU in these markets grew to $39.68 in Q3, compared to $38.56 last quarter, and $37.64 in the third quarter of 2007.
The third quarter marks another important financial milestone as the class of markets that launched in 2006 reached market EBITDA positive as a group for the first time. This is a significant accomplishment as this group includes some of our largest markets, namely, Seattle, Washington: Honolulu, Hawaii: and Raleigh, North Carolina.
We are very pleased with the continued margin growth, the improvement in metrics and the progress of our individual launch groups. The consistent ramp in performance of our operating markets has always been a clear demonstration of the scalability of the Clearwire business model.
Now, I would like to provide an update on the quarterly performance of our VoIP and pc card services.
During the third quarter, VoIP sales were 11% of broadband sales, down slightly from about 15% last quarter. This decline is primarily the result of the limited promotions that we ran during the third quarter, which in turn helped contribute to our growth in ARPU.
Q3 marked the first full quarter in which we had the Express form factor available for our PC Card offering. With the introduction of this card type, new PC Card sales grew steadily through the quarter, led by an increasing penetration of the base with residential and mobile combination. 50% of the PC Cards sold during the quarter were part of a combination with the residential service, which is up from the 40% last quarter. PC Card sales, overall, were 9% of residential broadband additions during the third quarter, which is up from the 5% in the previous quarter. We are seeing this momentum carrying into the fourth quarter, with the continued growth in the PC Card product mix.
We believe that the trajectory that we are experiencing with our pre-WiMAX PC Card is a positive indicator for our mobile WiMAX offering in Portland, and beyond. When considering the superior performance of the network, and the increasingly diverse array of devices that will be available with mobile WiMAX, it becomes clear that there is a demonstrable demand for the new class of mobile internet service.
And now, I would like to turn it over to our Chief Financial Officer, John Butler, for a discussion of the quarter’s financial results.
John Butler — Clearwire Corporation — CFO

Thank you, Perry. As we have been discussing with you for the past several quarters, our consolidated financial results for Q3 again reflect the results of our focus on driving profitability rather than emphasizing top line growth, as we prepare to close the Sprint transaction.
On a consolidated basis, Service Revenue for the third quarter increased 47% to $60.8 million, up from $41.3 million in the same quarter of 2007. The increase was primarily driven by a 35% year-over-year increase in our subscriber base, which has grown to 469,000, from 348,000 at the end of Q3 ‘07. Also driving higher service revenue was continued growth in ARPU. For the reasons Perry mentioned, ARPU rose to record $40.43 for Q3, compared to $37.41 for the same period in 2007.
Cost of service expenses, which represent the direct operating costs of our markets, largely tower rents and direct internet access costs, increased to $44.4 million in the third quarter of ‘08, from $29.3 million in the third quarter of ‘07. This increase is driven by the significant number of cell sites leased and in the development process, but not yet on air. More specifically, we now have nearly 2,500 sites in service and producing revenue, and approximately 3,200 additional sites leased in various stages of development, as we prepare for upcoming mobile WiMAX deployments.
Our SG&A expenses decreased both sequentially and year-over-year to $84.3 million for the third quarter, reflecting our continued commitment to contain our spending the areas of marketing and corporate overhead, as we focus on closing our pending transaction, and prepare to aggressively expand our mobile WiMAX network during 2009. We ended the third quarter with approximately 1,600 employees, or partners, as we call them.
EBITDA for the quarter was a $105.5 million loss, compared to an EBITDA Loss for the same quarter last year of $119.9 million. When we adjust for items such as non-cash stock compensation expense, non-cash tower rent, non-cash spectrum lease expense, and Sprint transaction expenses, our Adjusted EBITDA Loss for the quarter was $72.9 million, versus $84.1 million in 3Q ‘07. On the sequential basis, this marks the fourth quarter in a row where we have seen our adjusted EBITDA losses narrow, as we are laser focused on driving profitability in the existing markets.
Third quarter Net Loss was $166.6 million, compared to a Net Loss of $328.6 million in the same quarter of ‘07. Last year’s Net Loss reflected a $159.2 million loss on the extinguishment of debt, largely related to the warrants attached to our senior notes that were refinanced.
For a review of nine month year-to-date financial highlights, please refer to today’s press release, as well as to our third quarter 10-Q report that will be available later today.
Capital expenditures for Q3 totaled $63 million, as compared to $114.6 million in the third quarter last year. During the quarter just ended, approximately $61 million was spent on the domestic business and of that, $36 million, or approximately 60%, was spent on network and site development, approximately 13% on CPE, with the balance on IT, billing and facilities.
Now, let’s move to the balance sheet. As we work toward completion of the Sprint transaction, we’ve remained appropriately focused on prudent use of our cash resources in the current economic environment. We ended the quarter with approximately $368 million in Cash and Short-term Investments. In addition to supporting our existing subscriber base, our spend prior to closing is centered on our first mobile WiMAX network deployments while we continue integration planning throughout the enterprise. Our transaction with Sprint and the strategic investors will bring in an investment of $3.2 billion at closing, and our spectrum holdings will nearly triple to more than 42 billion megahertz POPs of spectrum. This will position us well to focus on prioritized market deployments.
As we look ahead, we are maintaining our existing 2008 targets, which we updated in early August, projecting revenue in the range of $205 million to $215 million, CapEx in the range of $220 million to $240 million, and no material additions to our pre-WiMAX subscriber base over the balance of this year.
With regard to 2009, our integration planning efforts are ongoing, and it won’t be until after we close our pending transaction with Sprint that a comprehensive operating plan for the combined Company will be completed. Once that budgeting work is finalized and approved by our new Board, we will communicate our public targets for 2009.
And with that, I’ll turn the call back over to Ben.
Ben Wolff — Clearwire Corporation — CEO and Director

Thank you, John. We find ourselves, today, on the cusp of bringing together the key assets that we believe will enable Clearwire to build one of the fastest and most capable wireless networks that the industry has ever seen. We are transforming our business to deliver a robust suite of true mobile broadband services to meet the ever growing consumer demand for information, whenever and wherever our customers happen to be. Combining super fast speed and mobility gives us the ability to revolutionize the way people access the Internet and connect with each other, which we believe creates a compelling opportunity to build long-term value for our shareholders. And with that, we would be happy to take your questions.
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS) Your first question comes from the line of Jonathan Atkin with RBC Capital Markets. Please proceed with your question..
Jonathan Atkin, RBC Capital Markets
Yes, good morning. I wondered if you could give us an update on the status of the build-out in the Sprint WiMAX market. They launched Baltimore, but they had quite a few other markets under development. Are you going to have to invest a lot to complete those, or will those be pretty much commercial ready when you take possession? And then, with respect to the Bellingham overlay, were end user devices swapped out or were the old technology still operational?
Ben Wolff — Clearwire Corporation — CEO and Director
Thank you, Jonathan, for the questions. First of all, on the status of the Sprint markets, they are continuing to work at very good pace to get those additional markets ready for launch. There is more work that needs to be done in a number of those markets, and so, once we close the transaction, then the combined Company will be looking towards how quickly we can both take advantage of and leverage, both resources then, and assets that we both developed to get those markets launched as quickly as possible. Again, the specific timing for those markets as well as our existing markets will be something we’ll talk more about a bit later, once we close the transaction and our new Board has reviewed and approved the 2009 and 2010 plan. With regard to the Bellingham overlay, that was a technical trial only, really taking a look at the feasibility of getting the infrastructure deployed, using the same basic network assets that we have already got in Bellingham. We have done a fair bit of testing, but we have not started adding customers to Bellingham yet on a commercial basis, and in fact, that’s probably something we won’t do until we bring up some of the other cities that are surrounding Bellingham at the same time. So, bottom line is, it was really a feasibility trial, which we are very pleased with the outcome of.
Jonathan Atkin, RBC Capital Markets
And then finally, just any thoughts on demands for your products and services in a weakening economy, assuming that the testing has continued this way, well into next year? Anything that you have seen over the last month in terms of usage patterns or demand that shaped your qualitative outlook for demand next year?
Ben Wolff — Clearwire Corporation — CEO and Director
Yes, I guess one is kind of a rear look, which is our gross adds have really remained relatively stable, and that is notwithstanding the fact we have dramatically cut our spending at the market level from a new customer acquisition perspective. So, we are very pleased that even in this economy, we’re seeing the same kind of general demand from non customers to buy our service. Now looking forward, as you take a look at the bundle of services that we’ll be able to offer, the fact that we’re going to be coming in with a more capable product, in some cases, and at a lower price point, we think that bodes very well for us being kind of the sweet spot for folks that are trying to find ways that they can to manage their cash more prudently every month, while at the same time getting access to the products and services they really need to propel their lives forward on a daily basis. So, I think we’re feeling like we’re in a very good spot from a positioning perspective. Certainly, we’ve got all of the capacity we need in our WiMAX markets as we build them to be able to support a lot of demand as we bring on these more reasonably priced products and services.
Jonathan Atkin, RBC Capital Markets
Thank you.
Operator

Your next question comes from the line of Ric Prentiss with Raymond James. Please proceed with your question.
Ric Prentiss, Raymond James & Associates — Analyst
Thanks, good morning, guys.
Ben Wolff — Clearwire Corporation — CEO and Director
Good morning, Ric.
Ric Prentiss, Raymond James & Associates — Analyst
Couple of questions for you. First, now with the FCC approval done and the shareholder vote coming up next Thursday, what’s the next steps? I think I heard you, Ben, say no other governmental requirements. Is the DOJ then done as well, and really, what else should we be looking for as far as milestones before the money comes in?
Ben Wolff — Clearwire Corporation — CEO and Director
We have got DOJ done. So as I said, no more regulatory approvals required. We’ve got a handful of things that we have to accomplish before we’re done, including the shareholder vote as you mentioned, and we need to get consent from our lenders, and a couple of other relatively minor conditions that need to be met. But other than that, I think we’re on track for end of year, or before end of year closing..
Ric Prentiss, Raymond James & Associates — Analyst
Okay. And then on the overlay, I know you said it was more of a technical trial, but can you give us some thoughts about what the CapEx, maybe for covered POP, or CapEx per market might be, or the overlay of mobile WiMAX on top of a pre-WiMAX?.
Ben Wolff — Clearwire Corporation — CEO and Director
Yes, the CapEx associated with doing an overlay as we did it in Bellingham is dramatically less than what we see when we’re doing a greenfield start up. We can, as Perry said, use the same tower, the same backhaul, a variety of things. So, we’re looking at total CapEx that is less than half of the cost of what a new WiMAX site would be. I’ll tell you also, we’re going to take a look at doing an overlay in a little different way than the one we just did, where we actually look at putting up some additional towers on the site as well, to handle the WiMAX equipment. That would actually have more CapEx and OpEx associated with it, but might give us the ability to perpetuate the life of the existing NextNet technology a little bit longer. We’re looking at the two different paths. We’re obviously very satisfied and pleased with the first trial we have done that is a dramatic reduction in CapEx and OpEx over the secondary method, but we’ll do the secondary method as well, and then see which give us the best return on our investment.
Ric Prentiss, Raymond James & Associates — Analyst
Okay, and then a final question. I’m here in Baltimore today, and it seems the Sprint network is pretty good in the urban corridor, but it starts becoming not as highly deployed as you get out into the surrounding areas. As you look forward to becoming a combined Company, what is your thought process on do you go wide with the coverage, do you go just deep with the coverage? When looking for an area, what do you think is the appropriateness as you look at that 100 million POPs under various stages of development?
Ben Wolff — Clearwire Corporation — CEO and Director
You know, so much of this is a matter of degree, Ric. I think Sprint has been pretty forthcoming in describing where they have great coverage, a lot of depth as you would say, in Baltimore, and they have been very transparent about the fact that they are continuing to build more sites outside of the core area that they’ve launched. So, I think they have talked about the fact that you are going to see over the next six months, a significant number of additional sites come up, and so they are going for, ultimately, both breadth and depth. I think you’ll see that same thing in the way Clearwire both has launched markets historically, as well as the way we’ll launch markets going forward. We want to make sure we have got a lot of great depth of coverage so that we have good, robust services at great speeds, with good in-building penetration, but at the same time we want to have fairly robust geographic footprints. In wireless networks, it is never a steady state. So, you build it right the first time in our view, launch it, but you’ll always be adding some additional sites over time, and that’s why we’ve talked to the market place about maintenance CapEx over time, which will allow us to continue to expand geographically into areas where it makes sense to do so.
Ric Prentiss, Raymond James & Associates — Analyst
Thanks, guys.
Operator
Your next question comes from the line of Simon Flannery with Morgan Stanley. Please proceed with your question.

Simon Flannery, Morgan Stanley — Analyst
Okay, thanks. Good morning, Ben. The FCC also voted on white spaces last week. It would be interesting to get your take on where that fits into the whole wireless connectivity spectrum. And, what is the latest from the equipment manufacturers? We’re seeing, really a class of net books, become very, very popular and open up sort of new device form factors and so forth, and your ability to sort of work with the manufacturers to get embedded WiMAX chips in those, and other form factors that might be emerging over the last several months? Thanks.
Ben Wolff — Clearwire Corporation — CEO and Director
Thanks, Simon for the question. First of all, on white spaces. White spaces is going to be a fascinating thing to watch evolve. Certainly, it frees up some spectrum on an unlicensed basis for what I consider, frankly, expanded WiFi type services. I think it is going to be a good thing as it gets deployed, so that more people in more places have access to wireless broadband connectivity. It is interesting to note that there’s not going to be a consistent amount of spectrum available under the white space’s ruling across the country. In some markets, it will be as little as 24 megahertz. In other markets, more than that. The more urban the market, likely the less spectrum that is available. The more rural the market, the more spectrum that will be available. And, I think that presents some interesting opportunities for us, where we might look at how we might leverage some of the white space spectrum in more rural areas. You do have extended signal propagation with the white space frequencies, which is good in more rural areas. As we talked about in the past, we think that creates some challenges in more urban areas. I think you’ll see us at least explore whether or not there are interesting opportunities for us to take advantage of this unlicensed spectrum in ways that don’t require us to have any kind of significant capital outlay to acquire more spectrum. So we’re looking forward to exploring that, and obviously, some of our partners have some significant interest in having white space utilization as well.
In terms of the equipment manufacturers, we’re seeing an awful lot of momentum, as you alluded to, in the netbooks and mobile internet device space. I would bet that there’s a vendor every week, or two, that’s coming through our offices, showing us some new designs, some prototypes and the like, all of which are really the sweet spot in many ways for mobile WiMAX chip sets. A lot of vendors have already made commitments to put combined WiMAX , WiFi chip sets into the net book and MID-type of devices, and, I’m very encouraged by the number of SKUs that we’ll see coming to market in the 2009 time frame, including some in the very near future. So, we’re quite excited by the potential of those devices which, obviously, have a better user interface, or opportunity for better user interface with better screen size, while still being a fairly mobile or portable type of device. You connect that to a 4G network and you wind up getting the great kind of home or business type of connectivity experience in the palm of your hand.
Simon Flannery, Morgan Stanley — Analyst
Thank you.
Operator
Your next question comes from the line of Eric Kainer with Think Equity. Please proceed with your question.
Eric Kainer, ThinkPanmure — Analyst
Thank you very much for taking my call. The first question is, it doesn’t sound like there’s anything in the way of potentially closing the transaction by December 1st. Am I misreading that in any way?
Ben Wolff — Clearwire Corporation — CEO and Director
Well, Eric, as I mentioned, we do have to get a couple of additional things done. We’ve got to get the shareholder vote done on the 20th. We’ve got to get consent from our lenders. Those are the two big things that we’re looking forward to trying to accomplish. I can’t predict, at this point, the exact timing on the lender consent. It’s something we are working diligently on. Obviously, the shareholder vote, we do know that will happen on the 20th. And then, beyond that, there are an awful lot of mechanics that actually have to happen from kind of an administrative perspective. If you go through the closing checklist, there are just a lot of administrative things that have to happen. We are, as I said before, we’re highly confident in it happening by the end of the year. Whether it can happen by December 1st, as you suggest, is just something we got to play out.
Eric Kainer, ThinkPanmure — Analyst
Okay, I understand. Next thing is really on the availability of dual mode CPE, especially as we talk about converting over the existing NextNet markets, probably starting in the first quarter, if I’m understanding correctly. Could you tell us how many devices are likely to come available here, and I assume that the availability will need to force those devices through a WiMAX certification process; is that right?

Ben Wolff — Clearwire Corporation — CEO and Director
Eric, the way we’re thinking about dual mode, in the context of our existing operating markets, is that we have not going to push hard on having dual mode pre-WiMAX and WiMAX devices. When you think about the beauty of having an overlay of both NextNet and WiMAX infrastructure operating in tandem, our plan is to have new customers that come on the network will be using WiMAX, existing customers that decide they want to have the more robustness, the greater speeds, et cetera, that WiMAX offers, can make the change, if they want. But, we also think there are going to be an awful lot of customers that are perfectly satisfied with their existing pre-WiMAX services. Recall that the vast majority of our current customers are using the residential gateway product. And so, the plan is to continue to operate the two networks side by side, so that at least for some period of time, we’re not forcing a conversion. Then as we have those customers migrate over to WiMAX, either as a result of churn and new customers coming on, or the existing customer base saying they want to upgrade to WiMAX, which we’ll try to make that relatively painless for them, then we’ll ultimately look at taking the existing pre-WiMAX networks down.
So, we’re not focused on dual mode today as it relates to the existing customer base. Dual mode going forward though, is something that we’re focused on as it relates to dual mode WiMAX and EVDO, or CDMA, based devices. There are already some devices out there that are dual mode that we are testing and that we’re encouraged by. We have some of those types of devices that are actually already in commercial service in countries like Korea, where you have a combined WiMAX and CDMA based dual mode device that is in the marketplace, and obviously our partners, Sprint being the most significant, are focused on how we offer customers the ability to use both the 4G network and the 3G network.
Eric Kainer, ThinkPanmure — Analyst
Okay. And, next question from me is, do you have a feel for the latent demand in pre-WiMAX markets, both on the part of people who would potentially want to upgrade to the more capable product, as well as people who are maybe holding back on subscribing until you have WiMAX services launched?
Ben Wolff — Clearwire Corporation — CEO and Director
You know, as we have come out with the Express PC Card form factor even in the pre-WiMAX technology, as Perry alluded to, we’re seeing opening up of demand. Now that we have got a modem that can connect to some of the more contemporary types of laptops that are coming out, that have the Express form factor, we do believe both from what we’re seeing in the markets as well as from independent third party surveys, that there is significant, pent up demand from mobile internet services, and really, the hurdle so far, the roadblock to consumers being able to acquire the kind services they are interested in, has been twofold. Number one is price, and number two is the performance characteristics of existing services. Obviously, the services that we offer today are not as fully mobile as we’ll see with mobile WiMAX technology. It has not been deployed as widely as what we’ll a see with WiMAX technology. And I think, both the economic and the performance characteristics are things that you can look to in the 3G world that have caused demand not to be quite as robust as originally projected. So, I think we’re answering the two most fundamental issues relating to demand, which is both price and quality, and so we are hopeful that we’re going to see significant uptake as we roll out these mobile WiMAX markets.
Eric Kainer, ThinkPanmure — Analyst
That makes sense. I mean, obviously, we’re going to see bigger demand there. It’s just hard, as I’m sure you well appreciate, it’s hard to model how much that’s going to be, and how quickly that’s going to come, and obviously, there are a couple of ways you can look at it. One is, people who come into your stores or have conversations with the company, and basically walk out saying, “I’ll wait a couple of months”, and then of course, the ones that are much harder to quantify, and those are the ones who never come in and just say, “That’s not good enough for me yet”, but at some point in the near term there will be.
Ben Wolff — Clearwire Corporation — CEO and Director
I think, Eric, it’s fair to say that we don’t have anything that’s statistically significant, but anecdotally, you are seeing some of that, particularly as you talk to folks that are in the small business, medium sized business, and enterprise segment, where they are looking for both broader footprint and more robust mobility capability with higher speeds.
Eric Kainer, ThinkPanmure — Analyst
That actually touches on the next point that I wanted to get to, which is consumer subscribers versus SMB. Do you kind of keep track of your customer base, looking at the different drivers for why they have subscribed and what services they are likely to find most appealing, and how are you seeing the economy impact those different segments, if, indeed, you do?
Ben Wolff — Clearwire Corporation — CEO and Director
We do some amount of tracking of our customer base. It is primarily a residential customer base today with a kind of a smattering of small and mid sized business customers. Although, it is interesting that something like 50% of our residential customers have told us that they have been using our service for some kind of a business purpose alongside of their personal residential broadband needs. So, it’s interesting to see the way the product or service has kind of this cross-over capability. But clearly, the vast majority of our customers are buying from a residential perspective. We’re not seeing any dramatic change in the survey data as it’s coming in, as it relates to the acquisition side, given what’s going on in the economy. Again, as I mentioned, the gross add side has remained relatively flat and robust. In other words we’re not seeing a drop off in the number of gross new customers coming to us because of what’s going on in the economy, rather we’re seeing the changes in our net really being driven by what is going on with churn. So, I wouldn’t say at this point we’re seeing the economy affect the demand side. We are seeing it impact, as Perry mentioned, somewhat the churn side.
Operator
There are no more further questions at this time. I would now like to turn the call back over to Mary Ekman for final remarks.
Mary Ekman — Clearwire Corporation — VP, IR
Thanks, Antoine, and we appreciate everyone participating this morning on the call, and listening to the webcast, and thank you, all, for joining us.
Ben Wolff — Clearwire Corporation — CEO and Director
Thank you.
Operator
Thank you for your participation in today’s conference. This concludes the presentation.